Exhibit 12.1

	Fiscal Years ended September 30,
	2008	2009	2010	2011	2012
Earnings
Earnings (loss) before income taxes from continuing operations	(710,188)	(181,781)	(147,925)	(196,818)	(175,970)
Plus: Fixed charges	145,345	137,533	130,760	134,490	126,892
Less: Capitalized interest	(84,474)	(50,451)	(53,102)	(57,378)	(53,444)
Add: Interest amortized to COS	112,262	54,714	52,243	46,382	60,952
Add: Interest impaired to COS	13,795	3,376	2,313	1,907	275

Earnings available for fixed charges	(523,260)	(36,609)	(15,711)	(71,417)	(41,295)

Fixed Charges	145,345	137,533	130,760	134,490	126,892

Ratio of Earnings to Fixed Charges	(a )	(a )	(a )	(a )	(a )

(a)	Earnings for the fiscal years ended September 30, 2008, 2009, 2010, 2011 and 2012 were insufficient to cover fixed charges by $523 million, $37 million, $16 million, $71 million, and $41 million, respectively.